FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 11, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Second Quarter Ended June 30, 2009

August 11, 2009

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), today announces its consolidated US GAAP financial results for the three months ended June 30, 2009.

Key Financial Highlights of Q2 2009

•                 Consolidated revenues up 11.8% q-o-q to $2,022.4 million driven by additional subscribers, rising voice and data consumption, seasonal usage factors and currency appreciation

•                 Consolidated OIBDA(1) up 14.7% q-o-q to $953.8 million with 47.2% OIBDA margin driven by revenue growth, currency improvements and optimized period spending

•                 Consolidated net income of $563.0 million due to revenue growth and non-cash FOREX gain through US GAAP translation of US dollar-denominated debt

Key Corporate and Industry Highlights

•                 Launch of 3G in Armenia and limited launch in Moscow

•                  Signing of a partnership agreement with Nokia

•                 Securing of three loans for the total amount of EUR 413 million for network development

•                 Approval of recommended dividend payment for FY 2008 of RUB 39.40 billion ($1.16 billion) or RUB 20.15 per ordinary share ($2.96 per ADR ) that comes to 60% of US GAAP net income

•                 Appointment of Mr. Ron Sommer as the Chairman and Mr. Alexey Buyanov as the Deputy Chairman of the MTS Board of Directors

•                 Placement of new syndicated loan facility to restructure $630 million loan due in Q2 2009

•                 Placement of two ruble-denominated bonds worth RUB 15 billion each in May and July 2009

•                 The Boards of Directors of MTS and Sistema approve the acquisition of Sistema’s 50.91% stake in Comstar-UTS for $1.272 billion(2), of $5.98 per GDR, by a subsidiary of MTS

Additional Developments

•                 MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group.

(1)        See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(2)        In order to mitigate the risk of adverse exchange rate movements in-between announcement and closing, 50% of the consideration will be paid at a fixed exchange rate of 31.9349 RUB per USD and the remaining consideration will be paid based on the official exchange rate of the Central Bank of Russia on or around the date of completion.

Commentary

Mr. Mikhail Shamolin, President and CEO of MTS, commented: “The Company demonstrated sound results during the quarter on the back of seasonal and organic growth. Despite continuing macroeconomic volatility in Russia and the CIS, strong subscriber additions, a seasonal increase in usage and on-going cost saving initiatives facilitated quarter-on-quarter revenue growth and higher operating margins. As our markets are changing, we are adapting our strategic priorities to meet new challenges and seize opportunities by developing our monobrand retail channel and entering the broadband market to deliver wider Internet access, integrated communications services and innovative solutions to our customers.”

Financial Summary (unaudited)

USD mln	Q2’09	Q2’08	y-o-y		Q1’09	q-o-q
Revenues	2,022.4	2,635.5	-23.3%		1,809.0	11.8%
OIBDA	953.8	1,349.5	-29.3%		831,5	14.7%
- margin	47.2%	51.2%	-4.0	pp	46.0%	+1.2	pp
- margin (excl. retail)	50.6%	n/a	n/a		47.0%	+3.6	pp
Net operating income	548.1	857.2	-36.1%		464.2	18.1%
- margin	27.1%	32.5%	-5.4	pp	25.7%	+1.4	pp
Net income (loss)	563.0	659.2	-14.6%		(57.7)	n/a

Group Financial Developments

CAPEX

MTS’ expenditure on property, plant and equipment in the second quarter totaled approximately $410 million, of which $185 million was invested in Russia, $83 million in Ukraine, $126 million in Uzbekistan, $13 million in Turkmenistan and $4 million in Armenia.

MTS spent approximately $80 million on the purchase of intangible assets during the quarter of which $68 million was spent in Russia, $10 million in Uzbekistan, $1 million in Turkmenistan and $1 million in Armenia.

Debt and Cash Flows

As of June 30, 2009, MTS’ total debt(3) was at $4.6 billion, resulting in a ratio of total debt to OIBDA of 1.1 times. Net debt amounted to $2.9 billion at the end of the quarter and the net debt to OIBDA of 0.6 times. The Company was free cash-flow positive with $109.2 million for the first six months of 2009.

Group Operating Review

Market Growth

Mobile penetration(4) in markets of operation was:

•                 Up q-o-q from 131% to 135% in Russia;

•                 Down q-o-q from 120% to 119% in Ukraine;

•                 Up q-o-q from 47% to 52% in Uzbekistan;

•                  Up q-o-q from 23% to 29% in Turkmenistan;

•                  Maintained at 79% in Armenia;

•                  Up q-o-q from 90% to 93% in Belarus.

(3)         Total debt is comprised of the current portion of debt, current capital lease obligations, long-term debt and long-term capital lease obligations; net debt is the difference between the total debt and cash and cash equivalents and short-term investments; see Attachment B for reconciliation of net debt to our consolidated balance sheet.

(4)         The source for all market information based on the number of SIM cards in Russia and Ukraine in this press release is AC&M-Consulting.

Subscriber Development

The Company added approximately 2.8 million new customers during the second quarter of 2009 that were all added organically. During the quarter, MTS:

•                  Added 2.3 million subscribers in Russia;

•                  Churned 155 thousand subscribers in Ukraine;

•                  Added 0.6 million subscribers in Uzbekistan;

•                  Added approximately 128 thousand subscribers in Turkmenistan;

•                  Subscriber count in Armenia declined insignificantly.

Our Belarus operations added approximately 60 thousand subscribers during the quarter.

Key Subscriber Statistics

(mln)	Q2’08	Q3’08	Q4’08	Q1’09	Q2’09
Total subscribers, eop	90.97	91.73	95.66	96.61	99.51
Russia	61.38	61.88	64.63	65.11	67.42
Ukraine	19.13	18.09	18.12	17.94	17.78
Uzbekistan(5)	4.37	5.06	5.65	5.97	6.53
Turkmenistan	0.57	0.76	0.93	1.12	1.25
Armenia	1.49	1.78	2.02	2.05	2.05
MTS Belarus(6)	4.03	4.16	4.32	4.42	4.48

Market Share

MTS maintained its leading position in the majority of its markets of operation during the second quarter:

•                  Maintained at 34% in Russia;

•                  Up q-o-q from 32% to 33% in Ukraine;

•                  Down q-o-q from 46% to 45% in Uzbekistan;

•                  Down q-o-q from 87% to 85% in Turkmenistan;

•                  Maintained at 81% in Armenia.

In Belarus, the market share decreased to 50% from 51%.

Customer Segmentation

Subscriptions to MTS’ pre-paid tariff plans accounted for 81% of gross additions in Russia and 98% in Ukraine in the second quarter. At the end of the quarter, 85% of MTS’ customers in Russia were signed up to pre-paid tariff plans. In Ukraine, the share of customers signed to pre-paid tariff plans was 92%.

Russia Highlights

RUB mln	Q2’09	Q2’08	y-o-y	Q1’09	q-o-q
Revenues	51,017.3	47,739.3	6.9%	46,856.5	8.9%
OIBDA	23,762.0	24,427.5	-2.7%	20,989.3	13.2%
- margin	46.6%	51.2%	-4.6	pp	44.8%	+1.8	pp
- margin (excl. retail)	50.9%	n/a	n/a	46.1%	+4.8	pp
Net income (loss)	17,022.6	12,724.0	33.8%	-2,619.2	n/a
- margin	33.4%	26.7%	+6.7	pp	-5.6%	n/a
(5) Starting from Q1 2008 MTS employs a six-month inactive churn policy in Uzbekistan (6) MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated.

	Q2’08	Q3’08	Q4’08		Q1’09	Q2’09
ARPU (RUB)(7)	260.7	278.8	258.3		233.5	245.4
MOU (min)	207	213	218		205	216
Churn rate (%)	6.6	9.1	6.4		8.0	6.9
SAC (RUB)	711.1	635.5	665.4		742.8	671.8

Ukraine Highlights

UAH mln	Q2’09	Q2’08	y-o-y		Q1’09	q-o-q
Revenues	1 976.7	2,153.2	-8.2%		1,872.7	5.6%
OIBDA	890.4	1,005.0	-11.4%		796.4	11.8%
- margin	45.0%	46.7%	-1.7	pp	42.5%	+2.5	pp
Net income	142.4	374.1	-61.9%		96.6	47.4%
- margin	7.2%	17.4%	-10.2	pp	5.2%	+2.0	pp

	Q2’08	Q3’08	Q4’08		Q1’09	Q2’09
ARPU (UAH)	36.52	39.63	38.16		33.62	35.82
MOU (min)	239	329	389		427	441
Churn rate (%)	10.7	15.8	10.8		10.2	9.7
SAC (UAH)	64.7	49.7	51.7		62.4	52.1

Uzbekistan Highlights(8)

USD mln	Q2’09	Q2’08	y-o-y		Q1’09	q-o-q
Revenues	97.0	93.2	4.1%		101.7	-4.6%
OIBDA	53.5	57.7	-7.3%		60.5	-11.6%
- margin	55.1%	61.9%	-6.8	pp	59.5%	-4.4	pp
Net income	18.6	40.1	-53.6%		30.7	-39.4%
- margin	19.2%	43.0%	-23.8	pp	30.2%	-11.0	pp

	Q2’08	Q3’08	Q4’08		Q1’09	Q2’09
ARPU (USD)	7.8	7.3	7.2		5.8	5.2
MOU (min)	575	525	497		416	502
Churn rate (%)	4.0	7.3	5.7		6.6	7.1
SAC (USD)	7.5	7.7	8.7		8.2	7.6

Turkmenistan Highlights(9)

TMT mln	Q2’09	Q2’08	y-o-y		Q1’09	q-o-q
Revenues	107.3	79.4	35.1%		93.0	15.4%
OIBDA	48.5	50.2	-3.4%		51.9	-6.6%
- margin	45.2%	63.0%	-17.8	pp	55.8%	-10.6	pp
Net income	24.4	14.2	71.8%		29.8	-18.1%
- margin	22.8%	17.8%	+5.0	pp	32.0%	-9.2	pp

(7)         ARPU is now calculated by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

(8)         The functional currency in Uzbekistan is the US dollar.

(9)         On January 1, 2008, the Central Bank of Turkmenistan raised the official exchange rate of the Turkmenistan Manat to the US dollar from 5,200 to 6,250. On May 1, 2008, another decree established the official exchange rate at 14,250 TMT per 1 USD. On January 1, 2009, the Central Bank of Turkmenistan announced redenomination of the Turkmenistan Manat at the rate of 5,000 to 1. We have adjusted our historical results to the denominated rate for comparative purposes.

	Q2’08	Q3’08	Q4’08		Q1’09	Q2’09
ARPU (TMT)	50.9	28.5	37.7		30.2	30.1
MOU (min)	291	277	253		225	239
Churn rate (%)	4.4	2.0	4.2		3.9	5.8
SAC (TMT)	28.1	15.7	9.7		13.0	11.2

Armenia Highlights

AMD mln	Q2’09	Q2’08	y-o-y		Q1’09	q-o-q
Revenues	19,534.1	18,891.6	3.4%		17,847.3	9.5%
OIBDA	10,913.1	10,136.9	7.7%		9,450.9	15.5%
- margin	55.9%	53.7%	+2.2	pp	53.0%	+2.9	pp
Net income (loss)	-2,912.9	-209.7	n/a		-2,365.4	23.1%
- margin	-14.9%	-1.1%	-13.8	pp	-13.3%	-1.6	pp

	Q2’08	Q3’08	Q4’08		Q1’09	Q2’09
ARPU (AMD)	4,331.2	4,594.5	3,485.9		2,913.9	3,169.2
MOU (min)	183	202	205		172	182
Churn rate (%)	7.7	7.2	7.0		8.9	10.4
SAC (AMD)	8,324.6	5,199.0	4,535.8		7,280.6	6,005.8

CAPEX Highlights

USD mln	Q2’08	Q1’09	Q2’09
Russia	285.9	394.7	252.4
- as % of rev	14.1%	28.6%	15.9%
Ukraine	208.6	146.0	83.2
- as % of rev	48.1%	60.0%	32.2%
Uzbekistan	39.4	87.4	136.0
- as % of rev	42.2%	85.9%	140.2%
Turkmenistan	8.4	11.1	13.9
- as % of rev	24.6%	34.0%	37.0%
Armenia	2.7	6.5	4.3
- as % of rev	4.4%	11.8%	8.1%

***

For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 95.03 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks. ***

Attachments to the Second Quarter 2009
Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (USD mln)	Q2’08	Q3’08	Q4’08		Q1’09	Q2’09
Operating income	857.2	935.5	706.2		464.2	548.1
Add: D&A	492.2	517.7	456.0		367.3	405.7
OIBDA	1,349.5	1,453.2	1,162.2		831.5	953.8

Russia (USD mln)	Q2’08	Q3’08	Q4’08		Q1’09	Q2’09
Operating income	701.4	761.0	587.0		378.4	463.6
Add: D&A	333.2	354.2	310.1		241.8	273.9
OIBDA	1,034.6	1,115.2	897.1	(10)	620.2	737.5

Ukraine (USD mln)	Q2’08	Q3’08	Q4’08		Q1’09	Q2’09
Operating income	91.4	103.2	41.3		22.4	29.2
Add: D&A	111.2	121.3	100.7		81.0	87.1
OIBDA	202.6	224.6	142.0		103.4	116.3

Uzbekistan (USD mln)	Q2’08	Q3’08	Q4’08		Q1’09	Q2’09
Operating income	42.8	48.9	50.7		40.6	31.9
Add: D&A	14.9	16.6	19.9		19.9	21.6
OIBDA	57.7	65.5	70.6		60.5	53.5
(10) Including intercompany of $8.1 mln.

Turkmenistan (USD mln)	Q2’08	Q3’08	Q4’08	Q1’09	Q2’09
Operating income	17.9	6.8	17.3	15.4	14.3
Add: D&A	3.7	1.7	3.2	2.9	2.7
OIBDA	21.6	8.5	20.5	18.2	17.0

Armenia (USD mln)	Q2’08	Q3’08	Q4’08	Q1’09	Q2’09
Operating income	3.8	15.6	9.8	7.4	9.2
Add: D&A	29.2	23.8	22.1	21.7	20.3
OIBDA	33.0	39.4	31.9	29.1	29.5

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q2’08	Q3’08	Q4’08	Q1’09	Q2’09
Operating margin	32.5%	33.3%	29.2%	25.7%	27.1%
Add: D&A	18.7%	18.4%	18.9%	20.3%	20.1%
OIBDA margin	51.2%	51.7%	48.1%	46.0%	47.2%

Russia	Q2’08	Q3’08	Q4’08	Q1’09	Q2’09
Operating margin	34.7%	35.1%	31.6%	27.4%	29.2%
Add: D&A	16.5%	16.4%	16.7%	17.5%	17.3%
OIBDA margin	51.2%	51.5%	48.3%	44.8%	46.5%

Ukraine	Q2’08	Q3’08	Q4’08	Q1’09	Q2’09
Operating margin	21.1%	22.2%	11.7%	9.2%	11.3%
Add: D&A	25.6%	26.1%	28.4%	33.3%	33.7%
OIBDA margin	46.7%	48.3%	40.1%	42.5%	45.0%

Uzbekistan	Q2’08	Q3’08	Q4’08	Q1’09	Q2’09
Operating margin	46.0%	47.4%	43.8%	40.0%	32.8%
Add: D&A	16.0%	16.1%	17.2%	19.6%	22.3%
OIBDA margin	61.9%	63.5%	61.0%	59.5%	55.1%

Turkmenistan	Q2’08	Q3’08	Q4’08	Q1’09	Q2’09
Operating margin	52.1%	33.9%	52.2%	47.0%	37.9%
Add: D&A	10.9%	8.4%	9.5%	8.8%	7.3%
OIBDA margin	63.0%	42.3%	61.7%	55.8%	45.2%

Armenia	Q2’08	Q3’08	Q4’08	Q1’09	Q2’09
Operating margin	6.1%	20.7%	15.1%	13.5%	17.5%
Add: D&A	47.5%	31.7%	34.1%	39.4%	38.4%
OIBDA margin	53.7%	52.5%	49.1%	52.9%	55.9%
***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

USD mln	As of Dec 31, 2008	As of Jun 30, 2009
Current portion of debt and of capital lease obligations	1,183.7	1,483.6

Long-term debt	2,888.5	3,143.1

Capital lease obligations	3.0	1.7

Total debt	4,075.2	4,628.4

Less:
Cash and cash equivalents	(1,058.8)	(1,552.3)
Short-term investments	(45.7)	(221.5)

Net debt	2,970.7	2,854.6

Last twelve month (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

Six months ended Dec 31, 2008	Six months ended Jun 30, 2009	Twelve months ended Jun 30, 2009
USD mln	A	B	C=A+B
Net operating income	1,641.6	1,012.3	2,653.9
Add: depreciation and amortization	973.7	773.0	1,746.7
OIBDA	2,615.3	1,785.3	4,400.6

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

USD mln	For the six months ended Jun 30, 2008	For the six months ended Jun 30, 2009
Net cash provided by operating activities	1,953.5	1,388.7

Less:

Purchases of property, plant and equipment	(721.3)	(957.6)

Purchases of intangible assets	(166.1)	(177.8)

Proceeds from sale of property, plant and equipment	49.0	0.2

Purchases of other investments	(21.3)	—

Investments in and advances to associates	(3.8)	2.0

Acquisition of subsidiaries, net of cash acquired	(35.9)	(146.3)

Free cash-flow	1,054.1	109.2
***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS
CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Net operating revenue
Service revenue and connection fees	$1,958,147	$2,630,546	$3,738,842	$5,004,077
Sales of handsets and accessories	64,268	4,904	92,582	10,589
	2,022,415	2,635,450	3,831,424	5,014,666
Operating expenses
Cost of services	426,337	574,505	838,012	1,131,804
Cost of handsets and accessories	81,279	28,598	120,201	54,321
Sales and marketing expenses	178,073	227,126	336,618	441,122
General and administrative expenses	336,906	391,050	646,321	737,462
Depreciation and amortization	405,659	492,210	772,951	963,108
Provision for doubtful accounts	10,693	28,779	39,082	54,513
Other operating expenses	35,355	35,938	65,914	70,488

Net operating income	548,113	857,244	1,012,325	1,561,848

Currency exchange and transaction losses / (gains)	(197,648)	(30,760)	264,800	(126,624)

Other expenses / (income):
Interest income	(17,668)	(6,470)	(26,170)	(10,255)
Interest expense, net of amounts capitalized	71,775	30,779	134,725	71,385
Other income	(9,003)	(7,749)	(16,777)	(18,459)
Total other expenses, net	45,104	16,560	91,778	42,671

Income before provision for income taxes and noncontrolling interest	700,657	871,444	655,747	1,645,801

Provision for income taxes	137,862	210,177	149,717	376,102

Net income	$562,795	$661,267	$506,030	$1,269,699
Net income/(loss) attributable to the noncontrolling interest	(246)	2,064	709	342
Net income attributable to the group	$563,041	$659,203	$505,321	$1,269,357
Weighted average number of common shares outstanding, in thousands - basic	1,885,053	1,935,418	1,885,053	1,939,676
Earnings per share - basic and diluted	0.30	0.34	0.27	0.65

MOBILE TELESYSTEMS CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2009 AND DECEMBER 31, 2008 (Amounts in thousands of U.S. dollars, except share amounts)

	As of June 30,	As of December 31,
	2009	2008
CURRENT ASSETS:
Cash and cash equivalents	$1,552,256	$1,058,802
Short-term investments	221,517	45,718
Trade receivables, net	359,846	320,559
Accounts receivable, related parties	59,525	49,684
Inventory and spare parts	112,507	110,490
VAT receivable	96,865	102,648
Prepaid expenses and other current assets	576,353	680,833
Total current assets	2,978,869	2,368,734

PROPERTY, PLANT AND EQUIPMENT	5,766,245	5,900,129

INTANGIBLE ASSETS	1,811,169	1,770,113

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	205,046	247,358

OTHER INVESTMENTS	28,356	39,076

OTHER ASSETS	166,173	122,924

Total assets	$10,955,858	$10,448,334

CURRENT LIABILITIES
Accounts payable	408,941	789,336
Accrued expenses and other current liabilities	2,433,771	1,147,198
Accounts payable, related parties	89,657	186,878
Current portion of long-term debt, capital lease obligations	1,483,593	1,183,729
Total current liabilities	4,415,962	3,307,141

LONG-TERM LIABILITIES
Long-term debt	3,143,060	2,888,496
Capital lease obligations	1,705	3,009
Deferred income taxes	54,110	69,473
Deferred revenue and other	177,094	101,820
Total long-term liabilities	3,375,969	3,062,798

Total liabilities	7,791,931	6,369,939

COMMITMENTS AND CONTINGENCIES	—	—

Redeemable noncontrolling interests*	101,144	145,749

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as June 30, 2009 and December 31, 2008 (777,396,505 of which are in the form of ADS as of June 30, 2009 and December 31, 2008)	50,558	50,558
Treasury stock (108,273,338 common shares at cost as of June 30, 2009 and December 31, 2008)	(1,426,753)	(1,426,753)
Additional paid-in capital	538,151	590,759
Accumulated other comprehensive income	(490,722)	(346,178)
Retained earnings*	4,391,549	5,064,260
Total shareholders’ equity	3,062,783	3,932,646

Total liabilities and shareholders’ equity	$10,955,858	$10,448,334
*Figures as of Dec. 31, 2008, were retrospectively adjusted on Topic D-98 implementation

MOBILE TELESYSTEMS CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 (Amounts in thousands of U.S. dollars)

	Six months ended	Six months ended
	June 30, 2009	June 30, 2008

Net cash provided by operating activities	1,388,669	1,953,473

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(146,304)	(35,895)
Purchases of property, plant and equipment	(957,595)	(721,332)
Purchases of intangible assets	(177,797)	(166,092)
Proceeds from sale of property, plant and equipment and assets held for sale	243	49,017
Purchases of short-term investments	(27,921)	(57,333)
Proceeds from sale of short-term investments	15,000	15,000
Purchase of other investments	—	(21,256)
Investments in and advances to associates	2,000	(3,800)
Decrease in restricted cash	6,064	11,381
Net cash used in investing activities	(1,286,310)	(930,310)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes	491,953	426,307
Repurchase of common stock	—	(423,143)
Repayment of notes	—	(400,000)
Notes and debt issuance cost	(38,432)	(278)
Capital lease obligation principal paid	(47)	(2,635)
Proceeds from loans	755,147	105,105
Loan principal paid	(861,973)	(225,083)
Net cash provided by / (used in) financing activities	346,648	(519,727)

Effect of exchange rate changes on cash and cash equivalents	44,447	25,749

NET INCREASE IN CASH AND CASH EQUIVALENTS:	493,454	529,185

CASH AND CASH EQUIVALENTS, at beginning of period	1,058,802	634,498

CASH AND CASH EQUIVALENTS, at end of period	$1,552,256	$1,163,683

Group financial results for the second quarter year 2009 Investor conference call – August 11, 2009 Mr. Mikhail Shamolin, President, Chief Executive Officer Mr. Alexey Kornya, Acting Chief Financial Officer

Safe harbor Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management, and future growth subject to risks.

Financial and corporate highlights Comstar acquisition and 3i strategy Key period developments Key financial and operating results Appendix Group financial highlights Group financial performance Group highlights for the period Contents

Revenue growth q-o-q driven by additional subscribers, rising voice and data consumption, seasonal usage factors and currency appreciation Group financial highlights Total Group Revenue (USD mln) Total Group OIBDA (USD mln) OIBDA Margin 2008 49.4% 2008 51.2% +12% -23% +11% +15% +15% -29% 51.7% 48.1% 2009 46.0% 2009 OIBDA improvement in Q2 2009 driven by revenue growth, currency improvements and optimized period spending -29% -24% 50.4% 46.6% 47.2% OIBDA Margin (exc. retail) 47.0% 48.9% 50.6% 2 379 2 635 2 418 1 809 2 022 2 812 Q1 Q2 Q3 Q4 Q1 Q2 832 1 162 1 349 1 176 954 1 453 Q1 Q2 Q3 Q4 Q1 Q2 1 785 2 525 H1 2008 H1 2009 3 831 5 015 H1 2008 H1 2009

Group financial performance Net income improvement due to revenue growth and non-cash FOREX gain through US GAAP translation of US dollar-denominated debt Total Group Net income (USD mln) Net Inc Margin 25.6% 25.0% 2008 18.3% 6.0% 2009  -3.2% 25.3% 13.2% -60% 27.8% +8% n/a -15% 610.2 659.2 145.5 57.7 563.0 515.6 Q1 Q2 Q3 Q4 Q1 Q2 505.3 1 269.4 H1 2008 H1 2009

Group developments for the second quarter 2009 and recent events Launch of 3G in Armenia and limited launch in Moscow Signing of a partnership agreement with Nokia Securing of three loans for the total amount of EUR 413 million for network development Approval of recommended dividend payment for FY 2008 of RUB 39.40 billion ($1.16 billion) or RUB 20.15 per ordinary share ($2.96 per ADR ) that comes to 60% of US GAAP net income Appointment of Mr. Ron Sommer as the Chairman and Mr. Alexey Buyanov as the Deputy Chairman of the MTS Board of Directors Placement of new syndicated loan facility to restructure $630 million loan due in Q2 2009 Placement of two ruble-denominated bonds worth RUB 15 billion each in May and July 2009 Q2 highlights Market commentary MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group The Boards of Directors of MTS and Sistema approve the acquisition of Sistema’s 50.91% stake in Comstar-UTS for $1.272 billion*, of $5.98 per GDR, by a subsidiary of MTS Thereafter *As the transaction is between two Russian entities and thus must be carried out in rubles, MTS will hedge the final amount due on closure with 50% of the sale price pegged at 31.93 rubles:dollar exchange rate, while the remainder 50% will be calculated at the prevailing exchange rate at closing.

Financial and corporate highlights Comstar acquisition and 3i strategy Key period developments Key financial and operating results Appendix Contents 3 + 2 Strategy MTS + Comstar: strategic evolution along value chain 3i strategy Comstar acquisition: transaction overview Deal rationale A leading telecommunications operator in Russia Management approach to Comstar

MTS оператор связи MTS

MTS 3+2 Group Strategy: Growth + Efficiency

Leading communication brand in the CIS

Exceptional shareholder returns

	Goal	Tactics
1	Delivering best customer experience	• Delivering superior quality at all touch points • Increasing customer lifetime value • Driving demand stimulation
2	Driving data & content services	• Compelling Internet user experience • Innovative services & leading content portfolio • Broad and rapid infrastructure deployment (3G)
3	Expansion in CIS and Developing Markets	• Market consolidation in existing CIS presence • Enlarging CIS footprint • Realizing growth opportunities outside CIS
+1	Cost efficiency	• Continuous cost & process efficiency focus • Exploiting synergies within CIS operations • Optimal technology solutions
+2	MTS Group development	• Efficient Group organization and processes • Build-up of best-in-class workforce and capabilities and attractive corporate culture • Active corporate and social responsibility

8

MTS оператор связи

MTS: strategic evolution along value chain

- Changing competitive landscape and market environment necessitates that MTS evolve its business:
  - Differentiate itself from its peers and competitors within its markets
  - Leverage new business models to capture further growth
  - Forge key partnerships with best-in-class peers to generate additional value


Fixed Access
Content & Data
Mobile Access
Devices & Distribution

Fixed Access

- Acquisition of COMSTAR
- ≈ 1 000 MTS-branded Wi-Fi hotspots in Moscow
- Triple-play test products in Bashkiria
- Build-out of pan-Russian access network

Content & Data

- Introduction of applications
- Build-out value-added services portfolio
- Launch of online content portal Omlet.ru

Mobile Access

- Broader EDGE coverage
- Roll-out of 3G HSPA network
- Pan-Russian investments in core/backbone networks

Devices & Distribution

- Build-out of mono-brand retail
- Agreement with management of *Svyaznoi* to oversee retail development
- Acquisition of Telefon.ru and Eldorado
- Purchase agreements with handset makers

9

3i: evolution of MTS strategy Integrated service portfolio Seamless user experience for all segments Rapid broadband infrastructure (fixed/3G/LTE) deployment New pipelines and customer touch-points Integration Enhanced connectivity Compelling Internet user experience Best-in-class content apps and services Smarter pipelines to capture additional value Internet Delivery of exclusive devices Packaged services catering to all customer segments End-to-end user experience at home, at work and on the move Differentiation through product and service mix Innovation Increasing customer lifetime value Generating shareholder returns Strategic Direction Tactics Key Benefits

Comstar Acquisition: transaction overview Offer for the 50.91% stake in Comstar owned by Sistema All-cash consideration $5.98* per share, or $1,272 million total consideration 22.8% premium over $4.87 (closing day one day prior to announcement) 29.3% premium over $4.63 (one-month volume-weighted average price1) August 5: Approval of the transaction by the Board of Directors of MTS and Sistema Execution of share purchase agreement and transaction closing expected in October 2009 Recommended by the Special Committee of Independent Directors of MTS and approved by the Board of Directors of each of MTS and Sistema Deal realization dependent upon securing of external financing and satisfaction of other conditions Additional approvals from Federal Anti-Monopoly Service (FAS) required to complete the transaction No decision has been made regarding the extension of a tender offer to minority shareholders of COMSTAR-UTS * As the transaction is between two Russian entities and thus must be carried out in rubles, MTS will hedge the final amount due on closure with 50% of the sale price pegged at 31.93 rubles:dollar exchange rate, while the remainder 50% will be calculated at the prevailing exchange rate at closing Sources: Company data, FactSet Key elements Description Terms Dates Other considerations

Deal Rationale - What is the strategic rationale for MTS? Growth Growth potential of regional broadband markets Opportunity to increase customer lifetime value through brand enhancement, integrated telecommunications services and increased loyalty drivers Provide residential and corporate customers with bundled choices for unified telecommunications services Expands MTS’ capability to deliver market-leading content in order to develop “smarter pipelines” to the customer Value Comstar’s product mix provides opportunity to offer bundles defensively in response to any competitive offer Traditional FMC (fixed-mobile convergence) operational synergies Monetization of MTS’ asset base by providing a complementary product to utilize MTS’ growing regional fiber network and populate its expanding sales channels OPEX and CAPEX savings in procurement Key Drivers Growth accretion to MTS Access to new growth markets Full utilization of scale Protection of MTS customer base Greater diversification of revenue mix Higher potential return on capital investments Increased cash flows Manageable debt load Compliance with existing debt covenants Key Benefits* *Based on Company estimates of key financial and operational indicators of combined entity

MTS оператор связи MTS

MTS + Comstar: a leading telecommunications operator in Russia

Comstar: a unique, strategically important asset*

- National fixed-line provider operating in 70 Russian cities reaching over 45 million people
- Leading national broadband provider - c.1 million residential broadband customers and over 2 million residential pay-TV subs
- Leading integrated fixed-line telecommunications provider for Corporates - over 1 million active lines
- Unique combination of
  - Incumbent and alternative service provider
  - Balanced mix of customer types (residential, corporates, operators)
  - Broadband growth potential and expansion into the regions
  - Organic revenue growth in ruble terms and high profitability levels

MTS/Comstar pro-forma combination** (2008A)

Total Revenue (USD mln)


10 245
1 648
11 835*
MTS
COMSTAR
PF Combined

Total OIBDA (USD mln)


5 140
689
5 829
MTS
COMSTAR
PF Combined

* Illustrative PF combined MTS/Comstar, excluding potential synergies, but including $58 million in intercompany eliminations
**Excluding stake in Svyazinvest
Source: Company data

13

Management approach to Comstar Key benefits Avoid disruptions to core business and cash-generating functions Use other examples of integration to ensure best-fit approach for MTS + Comstar Leverage scale and scope of MTS footprint with depth of Comstar activities Strive to meet customer needs and desires Provides most flexibility to manage legal and governance issues Step-by-step approach on a project-basis Focus on: Brand Products (bundles, convergent solutions) Infrastructure build-out and sharing Shared administrative resources Gradual functional integration Leverage assets to drive regional broadband penetration Promote services under MTS brand Utilize Stream-TV platform Provide access to MTS core network Use MTS sales and distribution networks Regional broadband growth Moscow and regions of Comstar presence Regions without Comstar presence Realize long-term defensive and cost synergies Realize long-term revenue and cost synergies

Financial and corporate highlights Comstar acquisition and 3i strategy Key period developments Key financial and operating results Appendix Contents Executing on our strategy Group subscriber base dynamics MTS Group balance sheet Cash position and debt obligations MTS Russia retail development

Group subscriber base dynamics during the quarter 2.3 million net additions in Russia on the back of seasonal summer campaigns, successful tariff initiatives and use of alternative sales channels Performance in Ukraine in line with market CIS markets demonstrate subscriber growth reflective of competitive environments and markets’ stages of development 99.51 4.48 2.05 1.25 6.53 17.78 67.42 Q2 2009 3.0% 1.4% - 11.6% 9.4% (0.9%) 3.5% % change 96.61 Total Q1 2009 MTS subscribers (mln) 4.42 Belarus** 2.05 Armenia 1.12 Turkmenistan 5.97 Uzbekistan* 17.94 Ukraine 65.11 Russia *As of January 1, 2008, MTS adopted its Group-wide six month-churn policy for the market **MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated

Group balance sheet $4 400.6 $5 140.3 LTM OIBDA* 0.3x 0.3x Net debt/assets 0.9x 0.7x Net debt/equity 0.6x 0.6x Net debt/LTM OIBDA* $10 955.9 $10 448.3 Total assets $3 062.8 $3 932.6** Shareholders’ equity $2 854.6 $2 970.7 Net debt* $1 483.6 $1 183.7 Short-term debt $3 144.8 $2 891.5 Long-term debt $4 628.4 $4 075.2 Total debt $221.5 $45.7 Short-term investments $1 552.3 $1 058.8 Cash and cash equivalents As of 30 Jun 2009 As of 31 Dec 2008 Balance Sheet in USD mln unless noted * See reconciliations of net debt, LTM OIBDA and free cash flow to consolidated financial statements in the appendix ** Retrospectively adjusted on EITF Topic D-98 implementation Free cash flow* positive in H1 2009 with $109.2 million Increase in total debt due to the Company’s ability to take advantage of momentary openings in credit markets and the accumulation of cash for general corporate needs In Q2 2009, no ADRs were acquired as part of the Company’s share repurchase program

Cash position and debt obligations end of Q2 2009 In July, MTS closed the facility to restructure a $630 million syndicated loan facility due in Q2 2009 In July, MTS placed a fifth ruble bond worth RUB 15 billion maturing in 2016 with a three-year put option Cash and Cash Equivalents, Q2 2009 (USD mln) Debt Repayment Schedule (USD mln) 1,552 Q2 2009 Debt composition by currency Q2 2009 Debt composition by type Q2 2009 Total Debt = $4.6 billion MTS’ three ruble bonds placed in 2008 contain put options that can be exercised from April through June 2010. The ruble bond placed in 2009 contains a put option that can be exercised in May 2011. MTS expects the options to be exercised, thereby increasing 2010 and 2011 debt and decreasing long-term debt 16% 53% 31% EUR RUR USD 48% 22% 30% Credit facilities Syndicated loan Bonds 114 406 933 816 2,356 Q3 2009 Q4 2009 2010 2011 Thereafter 764 479 (1,243)

MTS оператор связи MTS

MTS Russia retail development

MTS Russia: ≈ 3,000 stores as of August 10, 2009

- Development of monobrand retail network:
  - Acquisitions of mobile retailers – Telefon.Ru and Eldorado
  - Rebranding and optimization activities with current retail presence
  - Flagship stores opening in the most popular Moscow shopping malls in Q3 2009
  - Benefiting from Vodafone partnership by gaining insight on best retail practices


МТС
Твори

- Moving to monobrand retail is a sign of further development in line with the developed markets model aimed at building greater customer loyalty and offering more personalized service:
  - Better quality of subscribers, higher loyalty and lower churn
  - Personalized customer service and better tailored products through bundles with customized handsets
  - Reduction in SAC in absolute terms due to lower churn and savings on brand promotion

19

MTS Russia retail development: handsets Launch of exclusive handsets through MTS retail network Nokia N97 launch in June Priority sales in MTS stores for one month Joint marketing effort Free-of-charge preinstalled MTS applications Entry-level Alcatel phone with Super Zero tariff for RUB 990 A range of BlackBerry devices Exclusive launch of HTC Hero in Q3 2009 MTS-branded phones in H2 2009 Ability to deliver to MTS markets phones exclusive to Vodafone Distribution of handsets through the MTS retail network is key to customer acquisition, usage growth and loyalty: Customer traffic to MTS stores and competitive advantage through exclusive deals Delivers on the promise of best in class customer experience Ability to pre-install handset-specific software to drive data and content usage

Financial and corporate highlights Comstar acquisition and 3i strategy Key period developments Key financial and operating results Appendix Russia Ukraine Uzbekistan Turkmenistan Armenia Contents

Russia financial highlights +15% Total Russia Revenue (RUB bln) Total Russia OIBDA (RUB bln) OIBDA Margin +13% -3% 48.8% 51.2% 2008 2008 +9% +7% +9% RUB/USD 24.3 23.6 24.3 51.4% Positive effect on OIBDA in Q2 2009 from top-line growth and cost-optimization -4.3pp impact on OIBDA margin due to a full quarter’s consolidation of retail chains Eldorado and Telefon.Ru, increased sales of handsets and organic retail investments 48.3% 27.3 Strong subscriber uptake, seasonal usage increase and rising contribution from handsets driving revenue growth during the quarter 2009 2009 44.8% 33.9 50.0% 45.7% +7% -2% 46.6% 32.2 OIBDA Margin (exc. retail) 46.1% 48.6% 50.9% 43.60 47.74 50.52 46.86 51.02 52.47 Q1 Q2 Q3 Q4 Q1 Q2 44.75 45.69 H1 2008 H1 2009 21.26 24.43 24.39 20.99 23.76 26.95 Q1 Q2 Q3 Q4 Q1 Q2 97.87 91.34 H1 2008 H1 2009

Russia operating indicators ARPU (RUB) MOU (min) APPM (RUB) 1.27 1.26 Subs (mln) 59.9 61.4 2009 2009 +5% -6% +7% +7% +5% +4% 1.31 61.9 1.18 64.6 2008 2008 65.1 1.14 ARPU performance in Q2 2009 reflective of positive seasonality and success of tariffs such as Super Zero Increased MOU in Q2 2009 due to seasonal factors and tariffs stimulating usage APPM stabilization during the quarter following tariff adjustments despite lower consumption of higher-value voice products (e.g. roaming, long distance) due to macroeconomic factors Strong subscriber growth in H1 2009 with well over 2 million in net additions 67.4 1.14 245 261 258 234 245 279 Q1 Q2 Q3 Q4 Q1 Q2 193 207 218 205 216 213 Q1 Q2 Q3 Q4 Q1 Q2

Russia operating indicators Messaging Revenue (RUB mln) Data Traffic Revenue (RUB mln) Total VAS (mln) 6 773 2009 2008 2009 2008 Data Content Revenue (RUB mln) 2009 2008 7 804 8 178 Seasonal slowdown of VAS revenue growth and continued uptake in data traffic as the Company expands 3G networks across Russia Key initiatives in Q2: Beta launch of OMLET online content store with a large collection of music, videos and TV 50 million sales mark of Good’OK ring back tone Launch of Chat joint IM service among the Big Three operators Unlimited Internet for a day offer Development and launch of Nokia N97-specific widgets Launch of 3G in the Moscow region and indoor 3G in Moscow Compass of Love LBS-based entertainment service to locate registered users * Does not include revenue from SMS and data bundles, which is included in airtime revenue. * 8 472 8 374 -8% +4% -3% +11% +58% +5% -4% +31% -4% 6 942 1 387 1 454 1 867 2 076 2 301 1 762 Q1 Q2 Q3 Q4 Q1 Q2 2 055 1 965 2 618 2 679 2 572 2 315 Q1 Q2 Q3 Q4 Q1 Q2 3 140 3 035 3 350 3 443 3 164 3 416 Q1 Q2 Q3 Q4 Q1 Q2

Ukraine financial highlights Total Ukraine Revenue (UAH mln) Total Ukraine OIBDA (UAH mln) OIBDA Margin 46.5% 46.7% 2008 2009 +6% -8% +4% +5% +12% -11% UAH/USD 5.1 5.0 4.9 48.3% 6.2 39.5% 2009 2008 Revenue q-o-q growth due to positive seasonal effect and increased subscriber activity Positive effect on OIBDA margin in Q2 2009 through cost control and optimization of dealer commissions 42.5% 7.7 46.6% 43.8% -9% -14% 45.0% 7.7 2 065 2 153 2 121 1 873 1 977 2 255 Q1 Q2 Q3 Q4 Q1 Q2 4 218 3 849 H1 2008 H1 2009 1 965 1 687 H1 2008 H1 2009 960 1 005 838 796 890 1 089 Q1 Q2 Q3 Q4 Q1 Q2

Ukraine operating indicators ARPU q-o-q growth aided by seasonality and adjustments in tariffs Seasonal growth in usage during Q2 2009 due to increased subscriber activity APPM stabilization and growth towards the end of Q2 2009 due to seasonal factors and tariffs revisions – introduction of limits on the unlimited plans ARPU (UAH) MOU (min) APPM (UAH) Subs (mln) 0.08 0.20 0.15 17.9 19.6 19.1 +6% -3% +9% 0.12 18.1 0.10 18.1 +37% +3% +85% 2008 2009 2008 2009 17.8 0.08 175 239 389 427 441 329 Q1 Q2 Q3 Q4 Q1 Q2 34 37 38 34 36 40 Q1 Q2 Q3 Q4 Q1 Q2

Ukraine operating indicators Messaging Revenue (UAH mln) Data Traffic Revenue (UAH mln) Total VAS (mln) 264 238 2008 2009 Data Content Revenue (UAH mln) 2009 -11% +59% -18% +22% +115% +13% -22% +33% -15% 278 413 * Does not include revenue from SMS and data bundles, which is included in airtime revenue. * 2009 2008 2008 Seasonal weakness in messaging and content during the quarter Resilient data traffic growth as our CDMA-450 data network expands to cover over 150 cities Key initiatives in Q2: Price reduction on MTS Connect mobile internet modems and tariffs update Start of Good’OK sales through USSD-based mobile portal Launch of Locator LBS-based service Chats with celebrities on WAP-portal Co-branded content with Disney on WAP-portal Voice and SMS contest A month of laughs Exclusive Eurovision 2009 content and games Promotions on BlackBerry devices and tariffs 376 363 98.0 79.9 99.1 141.8 126.8 89.9 Q1 Q2 Q3 Q4 Q1 Q2 40.1 34.1 99.9 58.2 45.5 52.7 Q1 Q2 Q3 Q4 Q1 Q2 35.2 39.7 63.5 69.6 85.2 49.8 Q1 Q2 Q3 Q4 Q1 Q2

Uzbekistan financial highlights Sequential revenue decline due to increasing competition and impact of macroeconomic volatility Margin decline in Q2 2009 reflective of rising competition, interconnect costs and dealer commissions Total Uzbekistan Revenue (USD mln) Total Uzbekistan OIBDA (USD mln) OIBDA Margin 61.8% 61.9% 2009 2008 -5% +4% +17% UZS/USD 1 295 1 301 1 319 -12% -7% +18% 63.5% 1 358 61.0% * The functional currency in Uzbekistan is the US dollar. 2008 2009 59.5% 1 407 61.9% 57.4% +15% +7% 55.1% 1 458 49.1 57.7 70.6 60.5 53.5 65.5 Q1 Q2 Q3 Q4 Q1 Q2 114.0 106.8 H1 2008 H1 2009 198.7 172.6 H1 2008 H1 2009 79.4 93.2 115.7 101.7 97.0 103.1 Q1 Q2 Q3 Q4 Q1 Q2

Uzbekistan operating indicators ARPU q-o-q decline in line with growing penetration and uptake in subscribers through lower-value tariffs, such as Universal Sequential MOU growth through the introduction of tariffs stimulating usage ARPU (USD) MOU (min) APPM (US¢) Subs (mln) 1.6 1.4 3.6 4.4 2009 2009 -10% -33% -6% +21% -13% +11% 1.4 5.1 1.4 5.6 * The functional currency in Uzbekistan is the US dollar. 2008 2008 1.5 6.0 1.0 6.5 8.3 7.8 7.2 5.8 5.2 7.3 Q1 Q2 Q3 Q4 Q1 Q2 520 575 497 416 502 525 Q1 Q2 Q3 Q4 Q1 Q2

Turkmenistan financial highlights* Total Turkmenistan Revenue (TMT mln) Total Turkmenistan OIBDA (TMT mln) OIBDA Margin Revenue growth q-o-q due to subscriber additions and overall market development Margin in Q2 2009 negatively affected by back payments to government for interconnect * On January 1, 2008, the Central Bank of Turkmenistan raised the official exchange rate of the Turkmenistan Manat to the US dollar from 5,200 to 6,250. On May 1, 2008, another decree established the official exchange rate at 14,250 TMT per 1 USD. On January 1, 2009, the Central Bank of Turkmenistan announced redenomination of the Turkmenistan Manat at the rate of 5,000 to 1. We have adjusted our historical results to the denominated rate for comparative purposes. 61.6% 63.0% 2008 2008 +15% +35% +45% TMT/USD 1.3 2.3 2.9 -7% -3% +49% 42.3% 2.9 61.7% 2009 2009 55.8% 2.9 62.4% 50.1% +49% +20% 2.9 45.2% 33.6 50.2 58.4 51.9 48.5 24.2 Q1 Q2 Q3 Q4 Q1 Q2 100.4 83.8 H1 2008 H1 2009 54.8 79.4 94.6 93.0 107.3 57.6 Q1 Q2 Q3 Q4 Q1 Q2 200.4 134.2 H1 2008 H1 2009

Turkmenistan operating indicators* ARPU (TMT) MOU (min) APPM (TMT) ARPU in Q2 2009 relatively stable due to seasonal factors and growth in VAS Sequential MOU growth on the back of network expansion, seasonal factors and increasing usage by contract subscribers Subs (mln) Over 300 thousand net additions in H1 2009 0.16 0.17 0.47 0.57 2008 2008 stable -41% +15% +6% -18% +7% 0.76 0.10 0.93 0.15 2009 2009 1.12 * On January 1, 2009, the Central Bank of Turkmenistan announced redenomination of the Turkmenistan Manat at the rate of 5,000 to 1. We have adjusted our historical results to the denominated rate for comparative purposes. 0.13 1.25 0.13 273 291 253 225 239 277 Q1 Q2 Q3 Q4 Q1 Q2 44.3 50.9 37.7 30.2 30.1 28.5 Q1 Q2 Q3 Q4 Q1 Q2

Armenia financial highlights Seasonally strong growth during the quarter aided by increasing voice and data usage OIBDA margin increased q-o-q following top-line growth and effective cost-optimization activities AMD/USD Total Armenia Revenue (AMD bln) 2008 +9% +3% +11% 2009 Total Armenia OIBDA (AMD bln) OIBDA Margin 57.9% 53.7% 2009 +2% +15% +8% 52.5% 49.1% 2008 53.0% 307.9 307.2 302.3 306.0 325.8 55.7% 54.5% +4% +2% 55.9% 370.5 17.0 18.9 19.9 17.8 19.5 22.7 Q1 Q2 Q3 Q4 Q1 Q2 9.9 10.1 9.8 9.5 10.9 11.9 Q1 Q2 Q3 Q4 Q1 Q2 20.0 20.4 H1 2008 H1 2009 37.4 35.9 H1 2008 H1 2009

Armenia operating indicators ARPU (AMD) MOU (min) APPM (AMD) ARPU q-o-q growth stimulated by positive seasonality, increasing voice usage and rising data traffic following the launch of 3G Sequential MOU increase on the back of tariffs stimulating usage Subs (mln) Stable subscriber base reflective of market dynamics 2008 2008 +9% -27% +7% +6% -1% +17% 2009 2009 1.4 1.5 1.8 2.0 2.0 2.0 25.7 23.7 22.7 17.0 16.9 17.4 157 183 205 172 182 202 Q1 Q2 Q3 Q4 Q1 Q2 4 033 4 331 3 486 2 914 3 169 4 594 Q1 Q2 Q3 Q4 Q1 Q2

Financial and corporate highlights Comstar acquisition and 3i strategy Key period developments Key financial and operating results Appendix Contents Group Russia Ukraine Uzbekistan Turkmenistan Belarus Reconciliation

Group revenue 2 022.4 (9.0) 52.7 37.7 97.0 258.2 1 585.8 Q2 2009 55.1 61.5 Armenia 32.6 34.2 Turkmenistan (6.8) (7.7) Intercompany 1 809.0 2 635.5 Group revenue 243.2 434.0 Ukraine 101.7 93.2 Uzbekistan 1 383.2 Q1 2009 2 020.3 Russia in USD mln Q2 2008 Revenue contribution per country Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

Group OIBDA OIBDA and margin per country 47.2% 953.8 55.9% 29.5 45.2% 17.0 55.1% 53.5 45.0% 116.3 46.5% 737.5 Q2 2009 46.0% 831.5 52.9% 29.1 55.8% 18.2 59.5% 60.5 42.5% 103.4 44.8% 620.2 Q1 2009 33.0 Armenia 53.7% - margin 1 349.5 Group 51.2% - margin 63.0% - margin 61.9% - margin 46.7% - margin 51.2% - margin 202.6 Ukraine 57.7 Uzbekistan 1 034.6 Russia Turkmenistan in USD mln 21.6 Q2 2008 Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

Group net income 27.8% 563.0 (7.8) 8.6 18.6 18.6 525.1 Q2 2009 -3.2% (57.7) (3.7) 10.5 30.7 12.5 (107.8) Q1 2009 (0.7) Armenia 659.2 Group 25.0% - margin 75.4 Ukraine 40.1 Uzbekistan 538.3 Russia Turkmenistan in USD mln 6.1 Q2 2008 Quarterly net income and margin per country Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

Group CAPEX CAPEX per country 24.2% 489.8 4.3 13.9 136.0 83.2 252.4 Q2 2009 35.7% 645.6 6.5 11.1 87.4 146.0 394.7 Q1 2009 2.7 Armenia 545.0 Group 8.4 Turkmenistan 39.4 Uzbekistan 208.6 Ukraine 285.9 Russia - as % of revenue in USD mln 20.7% Q2 2008 Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

Russia: operating indicators 6.9% 9.6 11.3 20.9 216 17% 1.3 7.5 7.6 Q2 2009 8.0% 10.4 11.5 21.9 205 19% 1.3 6.8 6.9 Q1 2009 6.6% Churn 12.9 17.2 30.1 207 15% 1.6 10.9 11.0 Q2 2008 SAC per gross new subscriber Minutes of Usage (MOU) Advertising & marketing Dealer commission VAS as % of ARPU ARPU from VAS ARPU ex guest roaming ARPU in USD unless noted Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

Ukraine: operating indicators 9.7% 1.3 0.2 2.5 2.9 6.8 441 19% 0.9 4.5 4.7 Q2 2009 10.2% 1.1 0.1 2.3 4.6 8.1 427 21% 0.9 4.2 4.4 Q1 2009 10.7% Churn 1.5 SIM card & voucher cost 0.5 Handset subsidy 9.2 1.9 13.0 239 11% 0.8 7.2 7.4 Q2 2008 SAC per gross new subscriber Minutes of Usage (MOU) Advertising & marketing Dealer commission VAS as % of ARPU ARPU from VAS ARPU ex guest roaming ARPU in USD unless noted Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

Uzbekistan Turkmenistan 7.1% 7.6 502 5.2 Q2 2009 6.6% 8.2 416 5.8 Q1 2009 4.0% 7.5 575 7.8 Q2 2008 SAC per gross new subscriber* Minutes of Usage (MOU)* Churn* ARPU in USD unless noted 5.8% 3.9 239 10.6 Q2 2009 3.9% 4.5 225 10.6 Q1 2009 4.4% 12.1 291 21.9 Q2 2008 SAC per gross new subscriber Minutes of Usage (MOU) Churn ARPU in USD unless noted Uzbekistan and Turkmenistan: operating indicators *The Company moved from a 2-month to a 6-month churn policy in Q1’08 Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

Armenia and Belarus: operating indicators Armenia 10.4% 16.2 182 8.6 Q2 2009 8.9% 22.7 172 9.0 Q1 2009 7.7% 27.1 183 14.1 Q2 2008 SAC per gross new subscriber Minutes of Usage (MOU) Churn ARPU in USD unless noted 5.6% 15.6 469 8.7 Q2 2009 4.6% 14.3 458 6.5 Q1 2009 5.6% 21.2 477 9.8 Q2 2008 SAC per gross new subscriber Minutes of Usage (MOU) Churn ARPU in USD unless noted *MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated Belarus* Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

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Appendix – Definitions and Reconciliations

Non-GAAP financial measures. This presentation includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Return on Invested Capital (ROIC) is measured as (net income + interest expense + depreciation expense) / closing (equity + minority interest + long-term financial obligations).

Operating Income Before Depreciation and Amortization (OIBDA). OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

	Q2 2008						Q1 2009						Q2 2009					
USD mln	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM
Operating income	857.2	701.4	91.4	42.8	17.9	3.8	464.2	378.4	22.4	40.6	15.4	7.4	548.1	463.6	29.2	31.9	14.3	9.2
Add: depreciation and amortization	492.2	333.2	111.2	14.9	3.7	29.2	367.3	241.8	81.0	19.9	2.9	21.7	405.7	273.9	87.1	21.6	2.7	20.3
OIBDA	1 349.5	1 034.6	202.6	57.7	21.6	33.0	831.5	620.2	103.4	60.5	18.2	29.1	953.8	737.5	116.3	53.5	17.0	29.5

	Q2 2008						Q1 2009						Q2 2009					
	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM
Operating margin	32.5%	34.7%	21.1%	46.0%	52.1%	6.1%	25.7%	27.4%	9.2%	40.0%	47.0%	13.5%	27.1%	29.2%	11.3%	32.8%	37.9%	17.5%
Add: depreciation and amortization as a percentage of revenues	18.7%	16.5%	25.6%	16.0%	10.9%	47.5%	20.3%	17.5%	33.3%	19.6%	8.8%	39.4%	20.1%	17.3%	33.7%	22.3%	7.3%	38.4%
OIBDA margin	51.2%	51.2%	46.7%	61.9%	63.0%	53.7%	46.0%	44.8%	42.5%	59.5%	55.8%	52.9%	47.2%	46.5%	45.0%	55.1%	45.2%	55.9%

43

Appendix – Definitions and Reconciliations Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in US GAAP and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with US GAAP. 2 854.6 2 970.7 Net debt (221.5) (45.7) ST investments (1 552.3) (1 058.8) Cash and cash equivalents Less: 4 628.4 4 075.2 Total debt 1.7 3 143.1 1 483.6 As of Jun 30, 2009 3.0 Capital lease obligations 2 888.5 LT debt 1 183.7 Current portion of LT debt and of capital lease obligations As of Dec 31, 2008 USD mln 109.2 1 054.1 Free cash flow (146.3) (35.9) Acquisition of subsidiaries, net of cash acquired 2.0 (3.8) Investments in and advances to associates - (21.3) Proceeds/ (purchases) of other investments 0.2 49.0 Proceeds from sale of property, plant and equipment (177.8) (166.1) Purchases of intangible assets (957.6) 1 388.7 For six months ended Jun 30, 2009 (721.3) Purchases of property, plant and equipment Less: 1 953.5 Net cash provided by operating activities For six months ended Jun 30, 2008 USD mln

Appendix – Definitions and Reconciliations LTM OIBDA can be reconciled to our consolidated statements of operations as follows: C = A + B B A 1 785.3 773.0 1 012.3 Six months ended Jun 30, 2009 4 400.6 1 746.7 2 653.9 Twelve months ended Jun 30, 2009 2 615.3 OIBDA 973.7 Add: depreciation and amortization 1 641.6 Net operating income Six months ended Dec 31, 2008 USD mln

Appendix – Definitions and Reconciliations Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period. Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

Contact information For further information MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: August 11, 2009